UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)(1)

Healtheon/WebMD Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

422209 10 6

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422209 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kleiner Perkins Caufield & Byers VII, L.P., a California limited partnership (“KPCB VII”) 94-3201863

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,487,632

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,487,632

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,487,632

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.11%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KPCB VII Associates, L.P., a California limited partnership (“KPCB VII Associates”) 94-3203783

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

6.

Shared Voting Power
6,889,684 shares of which 6,487,632 shares are directly held by KPCB VII and 402,052 shares are directly held by KPCB Life Sciences Zaibatsu Fund II, L.P., a California limited partnership (“KPCB ZF II”).  KPCB VII Associates is the general partner of KPCB VII and KPCB ZF II.

	7.	Sole Dispositive Power 0

8.

Shared Dispositive Power
6,889,684 shares of which 6,487,632 shares are directly held by KPCB VII and 402,052 shares are directly held by KPCB ZF II.  KPCB VII Associates is the general partner of KPCB VII and KPCB ZF II.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,889,684

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.24%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) L. John Doerr

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 65,428

6.

Shared Voting Power
6,889,684 shares of which 6,487,632 shares are directly held by KPCB VII and 402,052 shares are directly held by KPCB Life Sciences Zaibatsu Fund II, L.P., a California limited partnership (“KPCB ZF II”).  KPCB VII Associates is the general partner of KPCB VII and KPCB ZF II. Mr. Doerr  disclaims beneficial ownership of the shares held directly by KPCB VII and KPCB ZF II.

	7.	Sole Dispositive Power 65,428

8.

Shared Dispositive Power
6,889,684 shares of which 6,487,632 shares are directly held by KPCB VII and 402,052 shares are directly held by KPCB ZF II.  KPCB VII Associates is the general partner of KPCB VII and KPCB ZF II. Mr. Doerr  disclaims beneficial ownership of the shares held directly by KPCB VII and KPCB ZF II

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,955,112

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.4%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Healtheon/WebMD Corporation
	(b)	Address of Issuer’s Principal Executive Offices 669 River Drive Elmwood Park, NJ 07407

Item 2.
	(a)	Name of Person Filing Kleiner Perkins Caufield & Byers VII, L.P., a California limited partnership KPCB VII Associates, L.P., a California limited partnership L. John Doerr
	(b)	Address of Principal Business Office or, if none, Residence c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road, Menlo Park, California 94025
(c)

Citizenship
The entities listed in 2(a) are California limited partnerships.  The individuals listed in 2(a) are United States citizens. This amendment is being filed by KPCB VII Associates, whose principal business address is 2750 Sand Hill Road, Menlo Park, California 94025.  The names and business addresses and citizenships of all the general  partners of KPCB VII Associates are set forth on Exhibit B hereto.  KPCB VII Associates is general partner to KPCB VII and KPCB ZF II.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 422209 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
See rows 5-11 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

[The remainder of this page intentionally left blank.]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 14, 2004
L. JOHN DOERR		KPCB VII ASSOCIATES, L.P., A
CALIFORNIA LIMITED PARTNERSHIP

Signature	/s/ SUSAN BIGLIERI	Signature	/s/ BROOK H. BYERS
	Susan Biglieri, Attorney-in-Fact		Brook H. Byers A General Partner

KLEINER PERKINS CAUFIELD & BYERS
VII, L.P., A CALIFORNIA LIMITED
PARTNERSHIP

By: KPCB VII Associates, L.P., a California
Limited Partnership, its General Partner

		Signature	/s/ BROOK H. BYERS
Brook H. Byers A General Partner

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	9

Exhibit B: List of General Partners of KPCB VIII Associates	10

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 14, 2004, containing the information required by Schedule 13G, for the Shares of Healthon/WebMD, Inc., held by KPCB VII, L.P., a California limited partnership, and with respect to the general partners, such other holdings as may be reported therein.

Date	February 14, 2004
L. JOHN DOERR		KPCB VII ASSOCIATES, L.P., A
CALIFORNIA LIMITED PARTNERSHIP

Signature	/s/ SUSAN BIGLIERI	Signature	/s/ BROOK H. BYERS
	Susan Biglieri, Attorney-in-Fact		Brook H. Byers A General Partner

KLEINER PERKINS CAUFIELD & BYERS
VII, L.P., A CALIFORNIA LIMITED
PARTNERSHIP

By: KPCB VII Associates, L.P., a California
Limited Partnership, its General Partner

		Signature	/s/ BROOK H. BYERS
Brook H. Byers A General Partner

EXHIBIT B

General Partners of

KPCB VII Associates, a California Limited Partnership

Set forth below, with respect to each general partner of KPCB VII Associates, is the following: (a) name; (b) business address; and (c) citizenship.

(a)          Brook H. Byers

Kevin R. Compton

L. John Doerr

William R. Hearst III

Vinod Khosla

E. Floyd Kvamme

Joseph S. Lacob

Bernard Lacroute

James P. Lally

Douglas J. Mackenzie

(b)         Business address for all of the above listed individuals:

c/o Kleiner Perkins Caufield & Byers

2750 Sand Hill Road

Menlo Park, CA 94025

(c)          All of the above listed individuals are United States Citizens